

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4628

January 29, 2010

Mr. Bryan J. Merryman
Chief Financial Officer
Rocky Mountain Chocolate Factory, Inc.
265 Turner Drive
Durango, CO 81303

      **Re:**    **Rocky Mountain Chocolate Factory, Inc.**
             **Form 10-K for the Fiscal Year February 28, 2009**
             **Filed May 26, 2009**
             **Definitive Proxy Statement**
             **Filed June 17, 2009**
             **File No. 0-14749**

Dear Mr. Merryman:

      We have reviewed your filing and have the following comments.  Please provide a written response to our comments.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended February 28, 2009

Business, page 3

1.     In your annual reports since your initial public offering in 1995, you repeat the assertion that you maintain "the unsurpassed taste and quality" of your chocolate by "using only the finest chocolate and other wholesome ingredients."  If you have substantially increased your market share since 1995 such that you are also "unsurpassed" in sales and market share amongst chocolate manufacturers, provide appropriate disclosure in that regard.

2.      If you are not in fact the top chocolate manufacturer in terms of sales and market
        share despite having offered an "unsurpassed" product, revise to explain why or
        to eliminate the assertion.  For example, discuss whether all manufacturers with
        greater market share for chocolate offer their competing products at a lower price.
        If you retain the reference to your chocolate's unsurpassed taste and quality, also
        provide us with your basis for that assertion.

Controls and Procedures, page 45

Disclosure Controls and Procedures, page 46

3.      We note that your disclosure controls and procedures are designed to ensure that
        information required to be disclosed is timely recorded, processed, summarized,
        and reported.  However, you omit part of the definition that appears in Exchange
        Act Rule 13a-15(e).  Management's conclusion regarding effectiveness also
        appears to be limited.  Pursuant to Rule 13a-15(b), it should be complete and
        based on management's evaluation of controls and procedures as defined.  See
        Item 307 of Regulation S-K.  This comment also applies to your subsequent
        filings on Form 10-Q.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response.  Please furnish a letter that keys your responses to our
comments and provides any requested information.  Detailed letters greatly facilitate our
review.  Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·       the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

·       staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

Mr. Bryan J. Merryman
Rocky Mountain Chocolate Factory, Inc.
January 29, 2010
Page 3


·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        Please contact John Lucas at (202) 551-5798; Timothy Levenberg, Special
Counsel, at (202) 551-3707; or me at (202) 551-3745 with any questions.


                                        Sincerely,


                                        H. Roger Schwall
                                        Assistant Director